Kandi Technologies Group, Inc.

March 25, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: Lyn Shenk Branch Chief

Re:	Kandi Technologies Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 001-33997
Comment dated March 13, 2014

Dear Ms. Shenk:

Kandi Technologies Group, Inc. (“Kandi” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated March 13, 2014, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Item 1. Business, page 1

1.

Refer to prior comment 1. Please provide all of the disclosures required by Item 404 of Regulation S-K. It appears that Eliteway Motorsports is a related party to you since its sole shareholder is the son of your Chairman and CEO. Any immediate family member of a director or executive officer, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister- in-law of such director or executive officer, is considered a related party.

Response:

The Company disclosed the business relationship (as below) in its Form 10-K for the year ended December 31, 2013 filed with SEC on March 17, 2014 at “Customers” under Item 1, at page 10, and respectfully requests that it be permitted to disclose the relationship under Item 13, “Certain Relationships and Related Transactions and Director Independence” in its future filings.

During fiscal year ended December 31, 2013, the Company sold products to Kandi USA Inc. carrying trade name of Eliteway Motorsports (“Eliteway”) amounting to $6,906,807 (2012:$5,297,548). At the fiscal year ended 2013, outstanding receivable due from Eliteway was $2,800,958 (2012: $2,678,349).

Mr. Hu Wangyuan was the sole shareholder and officer of Eliteway which served as a US importer of the Company's products. Mr. Hu Wangyuan is the adult son of the Company's chairman and Chief Executive Officer, Mr. Hu Xiaoming. As of and for the year ended December 31, 2013, Eliteway and Mr. Hu Wangyuan were financially independent from the Company. The transactions between the Company and Eliteway were carried at arm's-length without preferential terms comparing with other customers at the comparative order size or volume.

2.	Refer to prior comment 2. Please confirm that you will define industry terms in future filings so that your investors may better understand your business.

Response: the Company will define industry terms in its future filings and has done so in its 10-K for the year ended December 31, 2013 filed on March 17, 2014.

Business Overview, page 2

Supper-Mini-Car EVs, page 2

3.

Refer to prior comments 5 and 6. Please confirm that you will revise your disclosure in future filings, similar to your responses to prior comments 5 and 6 so investors may better understand the impact of the government subsidy programs to you.

Response: the Company will make disclosure similar to our responses to prior comments 5 and 6 with respect to government subsidy programs in its future filings and has done so in its 10-K for the year ended December 31, 2013 filed on March 17, 2014.

If you have any question, please do not hesitate to contact me at hxm@kandigroup.com or our CFO Emily Zhu at emily@kandigroup.com.

Very truly yours,

/s/ Xiaoming Hu
Xiaoming Hu, Chairman and CEO
Kandi Technologies Group, Inc.

cc:	Emily Zhu, CFO, Kandi Technologies Group, Inc.
Thomas Wardell, Esq.
Jeffrey Li, Esq. Jay V. Shah, Esq.